EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Pioneer Drilling Company:

We consent to the incorporation by reference in the registration statements on Form S-3 (Registration No. 333-160416) and on Form S-8 (Registration Nos. 333-48286, 333-110569, 333-153180 and 333-160415) of Pioneer Drilling Company of our reports dated February 16, 2010, with respect to the consolidated balance sheets of Pioneer Drilling Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2009 and 2008, and the nine months ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Pioneer Drilling Company.

/s/ KPMG LLP

San Antonio, Texas

February 16, 2010